www.bankrate.com
FOR IMMEDIATE RELEASE
Bankrate, Inc. Agrees to be Acquired by Apax Partners
For $28.50 Per Share in Cash
NEW YORK — July 22, 2009 — Bankrate, Inc. (NASDAQ: RATE) announced today that it has entered into a definitive agreement to be acquired and taken private by funds advised by Apax Partners, a global private equity firm with over $35 billion in funds under advice and significant expertise in financial services and media.
Under the terms of the agreement, Apax will commence a tender offer to acquire all of the outstanding common stock of Bankrate, for $28.50 per share in cash, followed by a merger to acquire all remaining outstanding Bankrate shares at the same price paid in the tender offer. The offer price represents a premium of 15.8% over yesterday’s closing stock price and 18.2% over the average closing price for the previous ten trading days. The transaction is valued at approximately $571 million. Apax is providing 100% of the financing for the acquisition from its equity funds under management. Shareholders representing approximately 24% of Bankrate’s outstanding shares have entered into support agreements with Apax in connection with the transaction.
“Apax’s offer represents attractive value to our shareholders, while also giving us significantly enhanced flexibility to execute on our long-term strategy in a difficult economic climate,” said Thomas R. Evans, President and CEO of Bankrate, Inc. “Apax Partners has a proven track record of investing in successful, growing companies, and we are excited about this partnership.”
“We are very attracted to Bankrate’s position as a leading online consumer finance website and we are delighted to have the opportunity to work with Bankrate’s management team in a private setting to expand their platform,” said Mitch Truwit, a partner at Apax Partners. “Furthermore, we are delighted to be investing in a company that straddles two of our core investment sectors, media and financial services.”
Bankrate’s Board of Directors unanimously approved the transaction, which is subject to customary closing conditions, including minimum levels of participation in the tender offer and regulatory approvals. Under the terms of the merger agreement, Apax will commence the tender offer no later than Tuesday, July 28, 2009. The transaction is currently expected to close at the end of the third quarter of 2009.
Bankrate’s financial advisor is Allen & Company LLC and its legal advisor is Wachtell, Lipton, Rosen & Katz. Allen & Company LLC and Needham & Company, LLC

provided fairness opinions with respect to the transaction. Apax’s financial advisor is Stephens Inc. and its legal advisor is Kirkland & Ellis, LLP.
In a separate release also issued today, Bankrate announced preliminary second quarter fiscal 2009 results.
About Bankrate, Inc.
The Bankrate network of companies includes Bankrate.com, Interest.com, Mortgage-calc.com, Nationwide Card Services, Savingforcollege.com, Fee Disclosure, InsureMe, CreditCardGuide.com and Bankaholic.com. Each of these businesses helps consumers make informed decisions about their personal finance matters. The company’s flagship brand, Bankrate.com is a destination site of personal finance channels, including banking, investing, taxes, debt management and college finance. Bankrate.com is the leading aggregator of rates and other information on more than 300 financial products, including mortgages, credit cards, new and used auto loans, money market accounts and CDs, checking and ATM fees, home equity loans and online banking fees. Bankrate.com reviews more than 4,800 financial institutions in 575 markets in 50 states. In 2008, Bankrate.com had nearly 72 million unique visitors. Bankrate.com provides financial applications and information to a network of more than 75 partners, including Yahoo! (Nasdaq: YHOO), America Online (NYSE: TWX), The Wall Street Journal and The New York Times (NYSE: NYT). Bankrate.com’s information is also distributed through more than 500 newspapers.
About Apax Partners
Apax Partners is one of the world’s leading private equity investment groups. It operates across the United States, Europe and Asia and has more than 30 years of investing experience. Funds under the advice and management of Apax Partners globally total over $35 billion. These Funds provide long-term equity financing to build and strengthen world-class companies. Apax Partners Funds invest in companies across its global sectors of Tech & Telecom, Retail & Consumer, Media, Healthcare and Financial & Business Services. Significant recent investments by the Apax Partners Media and Financial & Business Services teams include: Trader Media, EMap, Cengage Learning, Travelex, Hub International, Global Refund and Azimut. For more information visit: www.Apax.com.
Forward-Looking Statements
This announcement contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements about Bankrate’s beliefs, plans, objectives, goals, expectations, estimates and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. The words “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “target,” “goal,” and similar expressions are intended to identify forward-looking statements. All forward-looking statements, by their nature, are subject to risks and uncertainties. Bankrate’s actual future results may differ materially from those set forth in our forward-looking statements. Bankrate’s ability to achieve our objectives could be adversely affected by the factors discussed in our Annual Report on Form 10-K for the year ended December 31, 2008 filed with the United States Securities and Exchange Commission (“SEC”), as well as, among others: (1) macroeconomic condition and general industry conditions such as the competitive environment; (2) regulatory and litigation matters and risks; (3) legislative developments; (4) changes in tax and other laws and the effect of changes in general economic conditions; (5) the risk that a condition to closing of the transaction may not be satisfied; and (6) other risks to consummation of the transaction, including the risk that the transaction will not be consummated within the expected time period.
Additional information and where to find it
The tender offer described in this announcement has not yet commenced. This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell Bankrate’s common stock. Investors and stockholders are urged to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer and, if applicable, the proxy statement regarding the merger when they become available because they will contain important information. The tender offer statement will be filed by Ben Merger Sub Inc. with the SEC and the solicitation/recommendation statement and the proxy statement, if any, will be filed by Bankrate with the SEC. Investors and stockholders can obtain a free copy of these materials (when available) and other documents filed by Ben Merger Sub Inc. or Bankrate with the SEC at the website maintained by the SEC at www.sec.gov. You may also read and copy any reports, statements and other information filed by Ben Merger Sub Inc. or Bankrate with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.
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For more information, please contact:
Bankrate, Inc. Media Contact
Edward J. DiMaria
SVP, Chief Financial Officer
edimaria@Bankrate.com
(917) 368-8608
Bruce J. Zanca

SVP, Chief Communications/Marketing Officer
bzanca@Bankrate.com
(917) 368-8648
Brandy Bergman/Jane Simmons
Sard Verbinnen & Co
(212) 687-8080
Apax Partners Media Contact
Benjamin Harding
benjamin.harding@apax.com
+44 20 7872 6401